Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING BEGINS CONSTRUCTION OF THE PURUNI BRIDGE IN GUYANA

The permanent crossing will improve a key logistics link to the Toroparu Gold Project

Vancouver, Canada, September 8, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) has commenced construction of a permanent bridge across the Puruni River at Puruni Landing in Guyana. The 109-metre modular steel bridge will provide a permanent crossing in addition to the existing pontoon crossing, strengthening an important access route to the Toroparu Gold Project while also improving access for other users of the Puruni corridor.

The bridge is an early infrastructure initiative being advanced by Aris Mining’s Guyana project team while the Toroparu Pre-Feasibility Study (PFS) continues. Toroparu’s planned route includes moving heavy equipment and cargo by barge to Itaballi and then by road to Toroparu, crossing the Puruni River at Puruni Landing.

Neil Woodyer, Chair and CEO of Aris Mining, commented: “With our Guyana project team in place, we are pleased to begin this early infrastructure work while we advance the Toroparu PFS toward completion in Q4 2026. Working in cooperation with the Government of Guyana, we are delivering practical infrastructure that supports Toroparu and provides broader benefits in the region.”

The bridge is expected to improve connectivity for communities, businesses and other users of the Puruni corridor. The permanent crossing will allow heavy industrial traffic to be diverted away from the main community road.

Construction of the bridge is being undertaken by Aris Mining in coordination with the Ministry of Natural Resources, the Ministry of Public Works and other relevant agencies, with completion targeted for December 2026.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces, driven by the ramp-up at Segovia following the installation of the second mill which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production. Key projects include the high-grade Soto Norte gold project in Colombia and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

1 Reflects expected steady-state annual gold production of approximately 300 thousand ounces (koz) at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company, in each case for both Soto Norte and Toroparu.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or “forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements under the “About Aris Mining” heading relating to the Company’s ability to deliver on its 2026 objectives, updates and timing for completion, and first gold pour and ramp-up at the Marmato CIP plant, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of gold production, and the timeline for completion and expected benefits derived from the Puruni Bridge, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company discloses in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.